UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

AMHN, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

03149A 10 3

(CUSIP Number)

Susan L. Coyne 7028 Royal Links Dr. Riverbank, CA 95367 (209) 483-0082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03149A 10 3
1.	Name of Reporting Persons. Susan L. Coyne
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF-Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,900,898
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 8,900,898
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900,898
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount of Row (11) 53.7%
14.	Type of Reporting Person IN

CUSIP No. 03149A 10 3
1.	Name of Reporting Persons. Jo Cee, LLC, a Florida entity solely owned by Susan L. Coyne
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF-Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,900,898
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 8,900,898
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900,898
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount of Row (11) 53.7%
14.	Type of Reporting Person OO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of AMHN, Inc., a Nevada corporation (“Company” or “Issuer”). The address of the principal executive office of the Company is 100 North First Street, Suite 104, Burbank, CA 91502.

Item 2.	Identity and Background.

(a) Names: Susan L. Coyne and Jo Cee, LLC, a Florida entity solely owned by Susan L. Coyne (the “Reporting Persons”).

(b) Residence or Business Address of Reporting Persons: 7028 Royal Links Drive, Riverbank, CA 95367.

(c) Present principal occupation or employment: Business development and investments.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: Ms. Coyne is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

PF-Personal Funds.

On December 7, 2010, the Reporting Persons acquired an aggregate of 8,900,898 shares from two entities and one individual pursuant to Stock Transfer Agreements for an aggregate purchase price of $175,000. The Reporting Persons use personal funds for this transaction.

Item 4.	Purpose of Transaction.

See Item 3 above.

The Reporting Persons are aware that the Company is currently negotiating a potential acquisition; however, are not involved in the ongoing negotiations and are not a shareholder, officer or director of the entity the Company is seeking to acquire. Other than being aware of the negotiations of the potential acquisition, the Reporting Persons have no knowledge of plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons own 8,900,898 shares of the Company’s Common Stock. The percentage of class for the Reporting Persons is 53.7% and is based on 16,575,209 shares currently outstanding.

(b) The Reporting Persons have sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 8,900,898 shares of the Company’s Common Stock owned. (See Rows 7-10 of page 2 herein.)

(c) Please see Item 3 above for the description of the transaction relative to the shares acquired by the Reporting Persons.

(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for the Stock Transfer Agreements outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exh.	Date	Document

10.0	December 17, 2010	Stock Transfer Agreement with Saddle Ranch Productions, Inc.*
10.1	December 17, 2010	Stock Transfer Agreement with Seatac Digital Resources, Inc.*
10.2	December 17, 2010	Stock Transfer Agreement with Donald R. Mastropietro*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010	By:	/s/ Susan L. Coyne
Susan L. Coyne, an individual, and as
Sole Owner and Member of
Jo Cee, LLC